GENCO RESOURCES’ LARGEST SHAREHOLDER BRINGS TO PUBLIC ATTENTION THE
RESIGNATION OF LESLIE GOODMAN FROM THE GENCO BOARD

For Immediate Release

Vancouver, B.C., June 17, 2008 -- James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. of Vancouver, brings to public attention the resignation today of Leslie Goodman as a director of Genco Resources Ltd.

’It is indicative of Genco Chairman Robert Gardner”s attitude toward full, plain and true disclosure that he buried the news of Mr. Goodman”s resignation on line 92 of a 120-line news release that mostly was intended to criticize me and the facts I put forward in my shareholder information circular,” said Mr. Anderson. ’It is also indicative, but no longer surprising, that Gardner disclosed no reasons for Mr. Goodman”s resignation. Gardner set the pattern when he failed to issue a news release for my resignation on May 21, 2008. Instead Gardner mentioned it in passing, and with no reason given, on page 23 of a 30-page circular filed 12 days after I resigned. Shareholders of Genco deserve better disclosure than this, but improvement will come only with a change at the Board level.”

’This buried cryptic release raises a lot more questions than it answers, considering that a director resigned in the middle of a hotly contested proxy fight, supposedly for no reason sufficient to share with the public. Shareholders should be asking questions, like the following:

  Why did Mr. Goodman resign?

  Does Mr. Goodman approve of Gardner”s June 13, 2008 letter to shareholders which makes repeated references to ’Your Board” and implies that the Board approved the letter?

  Does Mr. Goodman support Gardner”s corporate governance?

  Does Mr. Goodman approve of present executive pay?

  Does Mr. Goodman approve of present mine management in Mexico?

  Does Mr. Goodman want changes to the Board of Directors?

  Is Mr. Goodman still standing for election on management's slate?

’Shareholders don't know because we are not told, but I would doubt that Mr. Goodman was pleased with the way Gardner, Blankstein and Smith are operating.”

Concluded Mr. Anderson, ’I respect Mr. Goodman”s decision to resign from the current Board and look forward to working with him and the three remaining independent members of the current Board if my slate of three Shareholder Nominees is elected. It is crucial for all shareholders to vote if we are to succeed in removing Gardner, Blankstein and Smith.”

As previously disclosed, Mr. Anderson filed a Shareholder Information Circular with Canadian securities regulators on June 10, 2008 and initiated a proxy solicitation process with the objective of replacing Robert Gardner (Chairman), Gordon Blankstein and Brian Smith as members of Genco”s seven-person Board of Directors. The election will take place at the Annual meeting on June 26, 2008. In addition to Mr. Anderson, the Shareholder nominees are Lyle Weismantel and Charles Schroeder. For more details, investors should read the Shareholder Information Circular and related information at www.savegenco.com.

About James Anderson

A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Mr. Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson”s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land. Mr. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Mr. Anderson served on Genco”s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board”s Compensation Committee.

Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco”s Board and bring a much-needed drive to improve shareholder value.

You can learn more about all three shareholder nominees and the reasons for the proxy contest by reading the Shareholders” Information Circular or by visiting www.savegenco.com

Voting your YELLOW proxy

Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

For assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-888-268-4498.

About Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. The words ’may”, ’would”, ’could”, ’will”, ’intend”, ’plan”, ’anticipate”, ’believe”, ’estimate”, ’expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco”s future financial or operational performance. Such statements reflect Anderson”s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco”s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For more information please contact

Investors:
Laurel Hill Advisory Group
North American toll-free 1-888-268-4498

Media
Longview Communications Inc.
Alan Bayless: 604-694-6035
David Ryan: 604-694-6031